SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.   1)1

Valentis, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

91913E302 (CUSIP Number)

December 31, 2006 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91913E302	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		97,559(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		97,559(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,559(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%(1)(2)

12	TYPE OF REPORTING PERSON*
PN

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91913E302	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		66,974(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		66,974(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,974(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(1)(2)

12	TYPE OF REPORTING PERSON*
PN

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91913E302	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		257,132(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		257,132(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,132(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5%(1)(2)

12	TYPE OF REPORTING PERSON*
OO

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91913E302	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		28,335(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		28,335(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,335(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(1)(2)

12	TYPE OF REPORTING PERSON*
OO

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91913E302	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		450,000(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		450,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.6%(1)(2)

12	TYPE OF REPORTING PERSON*
PN

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91913E302	13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		450,000(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		450,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6%(1)(2)

12	TYPE OF REPORTING PERSON*
IA, CO

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91913E302	13G	Page 8 of 11 Pages

The following footnotes relate to pages 2 through 7:

(1) With respect to the securities reported in this Amendment No. 1 to Schedule 13G, the Reporting Persons received 450,000 Warrants (as defined in Item 2(d)) from the issuer in a private placement transaction on March 21, 2006. The Warrants are exercisable for an equivalent number of shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment), at any time until expiration on March 21, 2011.

(2) The percentage calculations are based on 17,070,446 shares of Common Stock outstanding and 450,000 shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Persons.

CUSIP No. 91913E302	13G	Page 9 of 11 Pages

ITEM 1(a).	NAME OF ISSUER: Valentis, Inc. ("Valentis")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 863A Mitten Road Burlingame, California 94010
ITEM 2(a).	NAME OF PERSON FILING:
This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):
	(i)	Biotechnology Value Fund, L.P. ("BVF")
	(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
	(iii)	BVF Investments, L.L.C. ("Investments")
	(iv)	Investment 10, L.L.C. ("ILL10")
	(v)	BVF Partners L.P. ("Partners")
	(vi)	BVF Inc. ("BVF Inc.")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The principal business office of the persons comprising the group filing this Amendment No. 1 to Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.
ITEM 2(c).	CITIZENSHIP:
BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
Investments:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

This Amendment No. 1 to Schedule 13G is being filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Valentis. The Reporting Persons' percentage ownership of the Common Stock is based on (i) 17,070,446 shares of Common Stock being outstanding and (ii) the beneficial ownership by the Reporting Persons of 450,000 warrants (the "Warrants") to purchase an equivalent number of shares of the Common Stock. See the discussion in footnote (1) for a further description of the Warrants.

As of December 31, 2006, (i) BVF beneficially owned 97,559 shares of Common Stock, of which all shares are attributable to Warrants; (ii) BVF2 beneficially owned 66,974 shares of Common Stock, of which all shares are attributable to Warrants; (iii) Investments beneficially owned 257,132 shares of Common Stock, of which all shares are attributable to Warrants; and (iv) ILL10 beneficially owned 28,335 shares of Common Stock, of which all shares are attributable to Warrants. Beneficial ownership by Partners and BVF Inc. includes 450,000 shares of Common Stock, of which all shares are attributable to Warrants.
ITEM 2(e).	CUSIP Number:
91913E302

CUSIP No. 91913E302	13G	Page 10 of 11 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following
Not applicable as this Amendment No. 1 to Schedule 13G is filed pursuant to Rule 13d-1(c).
ITEM 4.	OWNERSHIP:
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) on this Amendment No. 1 to Schedule 13G is hereby incorporated by reference.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☒
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Common Stock and to vote and exercise dispositive power over those shares of the Common Stock. Partners and BVF Inc. share voting and dispositive power over shares of the Common Stock beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of the Common Stock owned by such parties.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

CUSIP No. 91913E302	13G	Page 11 of 11 Pages

ITEM 10.	CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2007
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
	By:	BVF Partners L.P., its attorney-in-fact
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President